512-869*1

AGREEMENT of ASSIGNMENT and TRANSFER
For Limited Partnership Interests in
ML Media Partners, L.P.


[Name of Owner of Units]
	TAID#  [Number]
[Address]
	ML Media Partners, L.P.
[Address]
	UNITS OWNED: [Number]
[Town], [State] [Zip Code]


Please make any corrections to
name/mailing address in space to the
left.
I hereby tender to Madison Liquidity
Investors 104, LLC, a Delaware limited
liability
company ("Madison"), the above-described limited partnership interests (the
"Units") in ML
Media Partners, L.P., a Delaware limited partnership (the "Partnership"), for
$750.00 per
Unit in cash (reduced by the amount of
(i) any transfer fee payable to the
Partnership in
respect of the Units tendered hereby and
(ii) any cash distributions made to me by the
Partnership on or after November 23,
1998) in accordance with the terms and
subject to the
conditions of Madison's Offer to Purchase as Exhibit (a)(1) to Schedule 14D-1 dated
November 23, 1998 (the "Offer to
Purchase") and this Agreement of
Assignment and
Transfer (which, together with the Offer to Purchase and any supplements or amendments, constitutes the "Offer"). I acknowledge that I have received the Offer to Purchase. The
Offer will remain open until December 22, 1998, subject to extension at the discretion of
Madison.  It is understood that payment
for the Units tendered hereby will be
made by check
mailed to me at the address above
promptly after the date of the
Partnership's confirmation
that the transfer of the Units to Madison is effective, subject to Section 4
(Proration) and
Section 5 (Withdrawal Rights) of the
Offer to Purchase. The Offer is subject to Section 14
(Conditions of the Offer) of the Offer to Purchase.
Subject to, and effective upon,
acceptance of this Agreement of
Assignment and Transfer
and payment for the Units tendered hereby in accordance with the terms and subject to the conditions of the Offer, I hereby sell, assign, transfer, convey and deliver (the
"Transfer")
to Madison, all of my right, title and
interest in and to the Units tendered
hereby and
accepted for payment pursuant to the
Offer and any and all non-cash
distributions, other
Units or other securities issued or
issuable in respect thereof on or after
November 23, 1998,
including, without limitation, to the
extent that they exist, all rights in,
and claims to, any
Partnership profits and losses, cash
distributions, voting rights and other
benefits of any
nature whatsoever distributable or
allocable to the Units under the
Partnership's limited
partnership agreement (the "Partnership
Agreement"), (i) unconditionally to the
extent that
the rights appurtenant to the Units may
be transferred and conveyed without the
consent of
the general partner of the Partnership
(the "General Partner"), and (ii) in the event that
Madison elects to become a substituted
limited partner of the Partnership,
subject to the
consent of the General Partner to the
extent such consent may be required in
order for
Madison to become a substituted limited
partner of the Partnership.
It is my intention that Madison, if it so elects, succeed to my interest as a Substitute Limited
Partner, as defined in the Partnership
Agreement, in my place with respect to
the transferred
Units.  It is my understanding, and I
hereby acknowledge and agree, that
Madison shall be
entitled to receive all distributions of cash or other property from the Partnership attributable to the transferred Units that are made on or after November 23, 1998, including, without limitation, all distributions of
Distributable Cash Flow and Net Cash
Proceeds, without
regard to whether the cash or other
property that is included in any such
distribution was
received by the Partnership before or
after the Transfer and without regard to whether the applicable sale, financing, refinancing or other disposition took place before or after the
Transfer.  It is my further
understanding, and I further acknowledge and agree, that the taxable income and taxable loss attributable to the transferred Units with respect to the taxable period in which the Transfer occurs shall be divided among and allocated between me and Madison as provided in the Partnership Agreement, or in accordance with such other lawful allocation methodology as may be agreed upon by the Partnership and Madison. I represent and warrant that I have the full right, power and authority to transfer the subject
Units and to execute this Agreement of
Assignment and Transfer and all other
documents
executed in connection herewith without
the joinder of any other person or party, and if I am executing this Agreement of Assignment and Transfer or any other document in connection herewith on behalf of a business or other entity other than an individual person,
I have the right, power and authority to execute such documents on behalf of such entity without the joinder of any other person or party.
Subject to Section 5 (Withdrawal Rights) of the Offer to Purchase, I hereby irrevocably constitute and appoint Madison as my true and lawful agent and attorney-in-fact with respect to the Units, with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest), to (i) vote or act in such manner as any such attorney-in-fact shall, in its sole discretion, deem proper with respect to the Units; (ii) deliver the Units and transfer ownership of the Units on the Partnership's books maintained by the
General Partner; (iii) endorse, on my
behalf, any and all payments received by Madison from the Partnership that are made on or after November 23, 1998, which are made payable to me, in favor of Madison or any other payee Madison otherwise designates; (iv) execute a Loss and Indemnity Agreement relating to the Units on my behalf if I fail to include my original certificate(s) (if any) representing the Units with this
Agreement; (v) execute on my
behalf any applications for transfer and any distribution allocation agreements required by
National Association of Securities
Dealers Notice to Members 96-14 to give
effect to the
transactions contemplated by this
Agreement; (vi) receive all benefits and cash distributions and otherwise exercise all rights of beneficial ownership of the Units; and
(vii) direct the
General Partner to immediately change the address of record of the registered owner of the transferred Units to that of Madison, as my attorney-in-fact. Madison is further authorized, as part of its powers as my attorney-in-fact with respect to the Units, to commence any litigation that Madison, in its sole discretion, deems necessary to enforce any exercise of
Madison's powers as my attorney-in-fact
as set forth herein.  Madison shall not
be required
to post bond of any nature in connection with this power of attorney. I hereby direct the
Partnership and the General  Partner to
remit to Madison any distributions made
by the
Partnership with respect to the Units on or after November 23, 1998. To the extent that any distributions are made by the Partnership with respect to the Units on or after November 23,
1998, that are received by me, I agree to promptly pay over such distributions to Madison.
 I further agree to pay any costs
incurred by Madison in connection with
the enforcement
of any of my obligations hereunder or my breach of any of the agreements, representations and warranties made by me herein.
I hereby direct the General Partner to
immediately change my address of record
as the
registered owner of the Units to be
transferred herein to that of Madison,
conditional solely
upon Madison's execution of this
Agreement.
If legal title to the Units is held
through an IRA or KEOGH or similar
account, I
understand that this Agreement must be
signed by the custodian of such IRA or
KEOGH account.  Furthermore, I hereby
authorize and direct the custodian of
such
IRA or KEOGH to confirm this Agreement.
I hereby represent and warrant to Madison that I (i) have received and reviewed the Offer to Purchase and (ii) own the Units and have full power and authority to validly sell, assign, transfer, convey and deliver to Madison the Units, and that effective when the Units are accepted for payment by Madison, I hereby convey to Madison, and Madison will hereby acquire good, marketable and unencumbered title thereto, free and clear of all options, liens, restrictions, charges, encumbrances, conditional sales agreements or other obligations relating to the sale or transfer thereof, and the Units will not be subject to any adverse claim.
 I further represent and warrant that I
am a "United States person," as defined
in Section
7701(a)(30) of the Internal Revenue Code of 1986, as amended.
I hereby release and discharge the
General Partner and its officers,
shareholders, directors,
employees and agents from all actions,
causes of action, claims or demands I
have, or may
have, against the General Partner that
result from the General Partner's
reliance on this
Agreement of Assignment and Transfer or
any of the terms and conditions contained herein.
 I hereby indemnify and hold harmless the Partnership from and against all claims, demands, damages, losses, obligations and responsibilities arising, directly or indirectly, out of a breach of any one or more representations and warranties set forth herein.
All authority herein conferred or agreed to be conferred shall survive my death or incapacity and all of my obligations shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned. In addition, I hereby agree not to offer, sell or accept any offer to purchase any or all of the Units to or from any third party while the Offer remains open. Upon request, I will execute and deliver any additional documents deemed by Madison to be necessary or desirable to complete the assignment, transfer and purchase of the Units.

I hereby certify, under penalties of
perjury, that the statements in Box A,
Box C, Box
D and, if applicable, Box E below are
true and correct.
This Agreement shall be governed by and
construed in accordance with the laws of the State of Delaware. I waive any claim that any State or Federal court located in the State of
Delaware is an inconvenient forum, and
waive any right to trial by jury.

PLEASE COMPLETE ALL SHADED AREAS
SIGN HERE TO TENDER YOUR UNITS



BOX A
(See Instructions to Complete Agreement
of Assignment and Transfer - Box A)

All
Date:__________________________, 1998
	___________________________________
_____________
(If you desire to sell less than all of
your Units, strike "All"
and indicate the number of Units to be
sold)

___________________________________
_____________________________________
	___________________________________
____________________
Your Social Security or
Your Telephone Number
		Signature of Co-Seller and
Medallion Signature
Taxpayer Identification Number
		Guarantee (If applicable)

_________________________________________
________________________________________
Your Signature and Medallion Signature
Guarantee

_________________________________________
________________________________________
Custodian Signature and Medallion
Signature Guarantee (Required if Units
held in
IRA/KEOGH)
Please note:  A Medallion Signature
Guarantee is similar to a notary, but is provided by your bank or brokerage house where you have an account.


	BOX B
	MEDALLION SIGNATURE GUARANTEE
	(Required for all Sellers)     (See
Instructions to Complete Agreement of
Assignment and
Transfer - Box B)


Name and Address of Bank or Brokerage
House:



Authorized Signature of Bank or Brokerage
House Representative:
				 Title:

Name:
Date:
						  ,
199

Please note:  A Medallion Signature
Guarantee is similar to a notary, but is provided by your bank or brokerage house where you have an account.


	BOX C
	SUBSTITUTE FORM W-9
	(See Instructions to Complete
Agreement of Assignment and Transfer -
Box C)

     The person signing this Agreement of
Assignment and Transfer hereby certifies
the following
to the Purchaser under penalties of
perjury:
	  (i) The TIN set forth in the
signature box in Box A of this Agreement
of Assignment and
Transfer is the correct TIN of the
Unitholder, or if this box [   ] is
checked, the Unitholder has
applied for a TIN.  If the Unitholder has
applied for a TIN, a TIN has not been
issued to the
Unitholder, and either: (a) the
Unitholder has mailed or delivered an
application to receive a TIN
to the appropriate IRS Center or Social
Security Administration Office, or (b)
the Unitholder
intends to mail or deliver an application
in the near future (it being understood
that if the
Unitholder does not provide a TIN to the
Purchaser within sixty (60) days, 31% of
all
reportable payments made to the
Unitholder thereafter will be withheld
until a TIN is
provided to the Purchaser); and
	  (ii)  Unless this box [   ] is
checked, the Unitholder is not subject to backup withholding either because the Unitholder: (a) is exempt from backup withholding, (b) has not been notified by the IRS that the Unitholder is subject to backup withholding as a result of a failure to report all interest or dividends, or (c) has been notified by the IRS that such Unitholder is no longer subject to backup withholding.

     Note:  Place an "X" in the box in
(ii) if you are unable to certify that
the Unitholder is not
subject to backup withholding.

	BOX D
	FIRPTA AFFIDAVIT
	(See Instructions to Complete
Agreement of Assignment and Transfer -
Box D)

     Under Section 1445(e)(5) of the
Internal Revenue Code and Treas. Reg.
1.1445-11T(d), a
transferee must withhold tax equal to 10%
of the amount realized with respect to
certain transfers
of an interest in a partnership if 50% or
more of the value of its gross assets
consists of U.S. real
property interests and 90% or more of the
value of its gross assets consists of
U.S. real property
interests plus cash equivalents, and the
holder of the partnership interest is a
foreign person.  To
inform the Purchaser that no withholding
is required with respect to the
Unitholder?s interest in the
Partnership, the person signing this
Agreement of Assignment and Transfer
hereby certifies the
following under penalties of perjury:
	  (i)  Unless this box [   ] is
checked, the Unitholder, if an
individual, is a U.S. citizen or a
resident alien for purposes of U.S.
income taxation, and if other than an
individual, is not a foreign
corporation, foreign partnership, foreign
estate or foreign trust (as those terms
are defined in the
Internal Revenue Code and Income Tax
Regulations); (ii) the Unitholder?s U.S.
social security
number (for individuals) or employer
identification number (for non-
individuals) is correctly
printed in the signature box in Box A of
this Agreement of Assignment and
Transfer; and (iii) the
Unitholder?s home address (for
individuals) or office address (for non-
individuals), is correctly
printed (or corrected) on the top of this
Agreement of Assignment and Transfer.  If
a corporation,
the jurisdiction of incorporation is
________________________.
     The person signing this Agreement of
Assignment and Transfer understands that this certification may be disclosed to the IRS by the Purchaser and that any false statements contained herein could be punished by fine, imprisonment, or both.

	BOX E
	SUBSTITUTE FORM W-8
	(See Instructions to Complete
Agreement of Assignment and Transfer -
Box E)

     By checking this box [   ], the
person signing this Agreement of
Assignment and Transfer hereby
certifies under penalties of perjury that the Unitholder is an "exempt foreign person" for purposes of the backup withholding rules under the U.S. federal income tax laws, because the
Unitholder:

	  (i)  Is a nonresident alien
individual or a foreign corporation,
partnership, estate or trust;
	 (ii)  If an individual, has not
been and plans not to be present in the
U.S. for a total of 183
days or more during the calendar year;
and
	(iii)  Neither engages, nor plans
to engage, in a U.S. trade or business
that has effectively
connected gains from transactions with a broker.

AGREED TO AND ACCEPTED:
Madison Liquidity Investors 104, LLC


By:______________________________________
_________________

Madison Liquidity Investors 104, LLC, c/o
Gemisys Tender Services, 7103 South
Revere Parkway,
Englewood, CO 80112 Tel: 303-705-6390
Fax: 303-705-6276